UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

17 Education & Technology Group Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

81807M 106**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 81807M 106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “YQ.” Every two ADSs represent five Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81807M 106	Page 2 of 7 pages

1	Name of Reporting Person Andy Chang Liu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 74,723,331. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 58,453,168. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,723,331. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 15.5%. See Item 4.
12	Type of Reporting Person IN

CUSIP No. 81807M 106	Page 3 of 7 pages

1	Name of Reporting Person Fluency Holding Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 58,453,168. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 58,453,168. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,453,168. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.2%. See Item 4.
12	Type of Reporting Person CO

CUSIP No. 81807M 106	Page 4 of 7 pages

Item 1(a).	Name of Issuer:

17 Education & Technology Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

Item 2(a).	Name of Person Filing:

Andy Chang Liu

Fluency Holding Ltd.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Andy Chang Liu

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

Fluency Holding Ltd.

Quastisky Building, PO Box 4389

Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship:

Andy Chang Liu — People’s Republic of China

Fluency Holding Ltd. — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share, of the Issuer (“Class A Ordinary Shares”).

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance. Each Class B Ordinary Share is entitled to thirty votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

81807M 106

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), every two ADSs representing five Class A Ordinary Shares.

CUSIP No. 81807M 106	Page 5 of 7 pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2020:

	Amount beneficially owned		Percent of class		Percent of aggregate voting power:		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Andy Chang Liu	74,723,331	(1)	15.5	% (2)	81.3	% (3)	74,723,331	(1)	0	58,453,168	(1)	0
Fluency Holding Ltd.	58,453,168	(4)	12.2	% (2)	80.6	% (3)	58,453,168	(4)	0	58,453,168	(4)	0

(1)

Represents (i) 58,453,168 Class B Ordinary Shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, (ii) 14,326,831 Class A Ordinary Shares held by 17 Prosperity Limited, the voting rights of which shares are held by Mr. Andy Chang Liu, and (iii) 1,943,332 Class A Ordinary Shares accounted for as unvested restricted shares as of December 31, 2020 that would become issued and outstanding and to be held by 17 Prosperity Limited within 60 days after December 31, 2020, the voting rights of which shares are to held by Mr. Andy Chang Liu. 17 Prosperity Limited is wholly owned by 17 Prosperity Trust. 17 Prosperity Trust was established by the Issuer to hold shares that will be used to provide incentives and rewards to management team members. All shareholder rights of the shares held in 17 Prosperity Trust, including but not limited to voting rights and dividend rights, are unconditionally waived until the corresponding shares are vested in accordance with the applicable vesting schedule, and such unvested restricted shares are subject to forfeiture if vesting conditions are not met. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vistra Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust.

(2)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 480,183,070 outstanding ordinary shares, being the sum of 421,729,902 Class A Ordinary Shares and 58,453,168 Class B Ordinary Shares outstanding as of December 31, 2020 as a single class, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2020.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares as of December 31, 2020 as a single class. Each Class B Ordinary Share is entitled to thirty votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(4)

Represents 58,453,168 Class B Ordinary Shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

CUSIP No. 81807M 106	Page 6 of 7 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 81807M 106	Page 7 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

Andy Chang Liu

/s/ Andy Chang Liu

Fluency Holding Ltd.

By:	/s/ Andy Chang Liu
Name:	Andy Chang Liu
Title:	Director